FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, October 31, 2016.

To

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros
Department of Company Monitoring
At. Ana Lúcia Costa Pereira

With copy to:
Securities and Exchange Commission of Brazil – “CVM”
Mr. Fernando Soares Vieira – Companies Relations Superintendent
Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

Ref.:       Official Letter 3186/2016-SAE/GAE-1 (“Official Letter”)

Dear Sirs,
Companhia Brasileira de Distribuição, a publicly traded company with corporate seat in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luis Antônio, 3142, enrolled with the National Taxpayers Registry of the Ministry of Treasury under No. 47.508.411/0001-56 (“CBD” or the “Company”) in compliance with the requests made in the Official Letter, as reproduced below1, hereby clarifies as follows:

October 28, 2016

3186/2016-SAE/GAE-1

Companhia Brasileira de Distribuição

Ms. Daniela Sabbag

Investors Relations Officer

Ref.: Capital increase by means of the stock option plan

Dear Ms.,

In light of the resolutions taken in the BOD meeting held on 10/27/2016, we request that you inform, until 10/31/2016, whether the shares issued due to the capital increase by means of the stock option plan will have full rights and will participate in equal conditions in all benefits, including to dividends and any interests on capital that may be declared by the Company.

For the better understanding of the market, in the file which shall be sent the content of the query above must be transcript before the answer by this company.

Thus, we require that you send the document through the IPE module, selecting the category: Notice to the Market, and the Type: Clarification on queries from CVM / BM&FBOVESPA, which will result in its simultaneous transmission to BM&FBOVESPA and to CVM.

We make an alert that this query is subject to the Cooperation Convention, entered into by CVM and BMF&BOVESPA on 12/13/2011, and that fail to comply shall subject this company to possible imposition of punitive fine by CVM’s Companies Monitoring Superintendence (SEP), pursuant to CVM Rule No. 452/2007.

Courteously,

Ana Lucia da Costa Pereira

Companies Monitoring Manager – 1

BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures

Phone: (11) 2565-7177

c.c.: CVM – Securities Exchange Commission

Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

1 Freely translated from the original, in Brazilian Portuguese.

The Company clarifies that the shares issued due to the capital increase approved by its Board of Directors in the meeting held on October 27, 2016, shall have full rights and will partake in equal conditions in all benefits, including dividends and any interests on capital that may be declared by the Company. Such shares have the same characteristics and conditions and enjoy the same rights and advantages of other preferred shares issued by the Company, as informed in item 5.3.2 of the minutes of the mentioned meeting, which was released on that same date.

Thus, believing to have clarified the queries made in the Official Letter, the Company shall remain available to provide any additional clarification that may be needed.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Daniela Sabbag

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 31, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.